



12061064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA HOPKINS — 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITT MARES, PLC
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200	RICHMOND	VA	23233
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JIM REBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jim Reber
Signature

President
Title

Cynthia A. Vance
Notary Public

CYNTHIA A. VANCE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	**$ 1,001,595**	$ 1,008,324
Receivables from clearing broker-dealer:		
Trading income	**334,938**	458,610
Program reimbursements	**94,169**	290,874
Income tax receivable from parent	**29,301**	-
Prepaid expenses and other assets	**4,116**	1,503
Total assets	**$ 1,464,119**	$ 1,759,311
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade payable	**$ 51,980**	$ 25,481
Compensation payable	**222,947**	223,058
Income taxes payable to parent	**-**	36,810
Due to related parties	**143,347**	166,551
Accrued expenses	**16,600**	-
Royalties payable:		
State independent banker associations	**619,423**	744,600
ICBA	**93,674**	131,210
Total liabilities	**1,147,971**	1,327,710
Stockholder's equity		
Common stock, no par value; 100 shares authorized and issued	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**181,148**	296,601
Total stockholder's equity	**316,148**	431,601
Total liabilities and stockholder's equity	**$ 1,464,119**	$ 1,759,311

See accompanying notes.

